Exhibit 4.9

Rules of the AstraZeneca SharePlus Plan

Adopted by RemCo on 8 August 2025 and amended on 11 December 2025.

AstraZeneca SharePlus Plan (the AZ SharePlus Plan)

What is the AZ SharePlus Plan and how can you participate?

The AZ SharePlus Plan is a global employee share purchase plan. It allows eligible employees of AZ to receive shares in AstraZeneca PLC. If AZ invites you to participate in the AZ SharePlus Plan, you may be:

(i)	invited to acquire shares with deductions from net base pay, with those shares being held on your behalf by a nominee; and

(ii)	granted a Bonus Award which would entitle you to receive additional shares as a bonus for participating in the AZ SharePlus Plan.

When do you take ownership of shares?

If you accept an invitation to participate in the AZ SharePlus Plan and complete the enrolment process, you will make contributions that are deducted from your net pay via payroll, where this is possible. Those contributions will then be used to make a market purchase of AstraZeneca PLC shares (Investment Shares).

The Investment Shares have a holding period from the date of purchase of one year or another length determined by RemCo. At the time you acquire Investment Shares, you will also be granted a Bonus Award in the form of Restricted Stock Units (RSUs) (Bonus Shares). The Bonus Award will be calculated as a percentage of your Investment Shares and will have a one year vesting period. At the end of the vesting period, the Bonus Award will be converted to Bonus Shares and will be delivered (after withholdings for tax).

If you choose to sell your Investment Shares during the one year holding period, you will forfeit any associated Bonus Award.

What happens if you leave AZ?

If you leave AZ, you will keep the Investment Shares already purchased and the holding period will expire. Unless you are dismissed for gross misconduct (or equivalent misconduct within your jurisdiction that would entitle AZ to terminate your employment without notice or pay in lieu thereof), your granted but unvested Bonus Awards will accelerate and you will receive Bonus Shares on a pro-rated basis according to the proportion of the vesting period that has expired.

If you leave AZ before the purchase of your Investment Shares, the purchase of Investment Shares will go ahead using the contributions you made to the AZ SharePlus Plan before your leaving date. No holding period will apply to the Investment Shares but you will not be granted a Bonus Award.

Once you leave AZ, you cannot make any further contributions to the AZ SharePlus Plan.

What happens on a change of control of AZ?

If there is a change of control of AZ, any holding period will end early and the Investment Shares and Bonus Shares will be released at the date of the change of control.

If a change of control will occur before the scheduled purchase of Investment Shares, Investment Shares will be purchased early using the contributions made through to the change of control and a Bonus Award will be granted which will vest at the date of the change of control.

What about dividends?

Dividends will be paid on Investment Shares (and Bonus Shares once the Bonus Award has vested) in the ordinary course and, for so long as they are held by the Nominee, will be reinvested in additional Shares (Dividend Shares).

Unvested Bonus Awards do not attract dividends or dividend equivalents.

General

The shares are personal and may not be transferred or charged until the holding period has expired. The awards do not form part of your terms and conditions of employment and are not pensionable.

You may be required to accept the grant of an award and agree to certain terms.

This summary does not form part of the Rules of the AZ SharePlus Plan. The Rules of the AZ SharePlus Plan are set out in the following pages and will govern how the Investment Shares, Bonus Award and Bonus Shares are treated. Definitions and interpretation provisions are at Appendix 1.

This summary is an overview. Depending on the jurisdiction in which you are resident, the AZ SharePlus Plan may operate differently or your shares may be subject to special terms.

Rules of the AstraZeneca SharePlus Plan

1.	Operation of the Plan

1.1	The Plan will generally be operated each year with each offering lasting for a period of up to 12 months (a Plan Year).

1.2	RemCo will be responsible for determining the terms on which the Plan is operated in any Plan Year in accordance with these Rules.

2.	Form of invitation

2.1	AZ will invite selected Eligible Employees to join the Plan. Eligible Employees will be selected by AZ. There is no requirement for all Eligible Employees to receive an invitation.

2.2	The invitations to join the Plan shall be made in the form determined by AZ from time to time. This may include invitations in writing or by e-mail or internet (or other electronic means). In any Plan Year the terms of the invitations may vary between Eligible Employees to reflect any local regulatory, securities law, taxation or any other considerations in the relevant jurisdictions.

2.3	The invitations to join the Plan will specify:

2.3.1	the minimum and maximum value of Contributions;

2.3.2	the period over which Contributions may be made (the Contribution Period);

2.3.3	the purchase date(s) for Investment Shares (the Purchase Date(s));

2.3.4	whether Bonus Awards will be granted and the Bonus Percentage (being the ratio of any Bonus Shares to Investment Shares); and

2.3.5	the Holding Period (if any) that will apply to the Investment Shares, Bonus Shares and/or the Dividend Shares.

2.4	If you wish to accept an invitation you must do so in the manner and within the period specified in the invitation.

2.5	Once you have accepted an invitation, your participation in the Plan for the Plan Year will continue until such time as you notify AZ that you wish to withdraw from the Plan, your Employment ends or you cease to be an Eligible Employee.

3.	Contributions

3.1	RemCo will determine (and has discretion to amend) the minimum and maximum value of Contributions which you may make to the Plan. The minimum and maximum will generally be expressed as a monthly figure but if you are paid on a cycle that is not monthly (bi-weekly, four weekly etc), the maximum and minimum Contributions will be adjusted accordingly. The minimum and maximum value of Contributions may also be adjusted depending on your jurisdiction.

Payroll Contributions

3.2	Contributions will generally be deducted via payroll and shall be processed as follows:

(a)	Contributions shall be deducted from your net Base Pay on each pay date after your acceptance has taken effect or on such other date(s) as RemCo may decide.

(b)	Contributions may be accumulated over such period of time as may be determined by RemCo before they are used to acquire Investment Shares.

(c)	Contributions are made after any deductions for tax and social security contributions.

(d)	Contributions shall cease if:

(i)	you notify AZ that you wish to withdraw from the Plan pursuant to Rule 3.9;

(ii)	you cease to be an Eligible Employee; or

(iii)	your Employment ends.

Other Contributions

3.3	Where local rules prohibit the deductions from Base Pay needed for Payroll Contributions, you may be permitted to make Other Contributions.

3.4	You may also be permitted to make Other Contributions if RemCo so decides from time to time.

3.5	Your Other Contributions, when added to any Payroll Contributions, must not exceed the maximum limit of Contributions. If your Contributions exceed this limit, AZ may take such steps as it considers appropriate including but not limited to pausing your Contributions for a period or repaying any excess amount to you.

3.6	Contributions made in a currency other than GBP or USD (including any limits which apply to Contributions) will be converted into GBP or USD on such date or dates and at such rates as determined by AZ.

3.7	Contributions will be held by the Nominee, AZ or any relevant member of AZ Group in a non-interest bearing account until they are used to acquire Investment Shares on your behalf pursuant to the Rules.

Changing Contributions, Stopping Contributions and Withdrawing Contributions

3.8	You may not change the value of your Contributions during a Plan Year.

3.9	You may give notice to stop your Contributions at any point. Your Contributions will be stopped as soon as administratively possible. If you give notice to stop your Contributions, any existing Contributions will be used to acquire Investment Shares on the next Purchase Date.

3.10	If you give notice to stop Contributions you may not re-start Contributions in that Plan Year.

4.	Purchase of Investment Shares

4.1	On or as soon as reasonably practicable following each Purchase Date, AZ shall procure the acquisition of Investment Shares on your behalf.

4.2	The number of Investment Shares purchased on your behalf on any Purchase Date will be the number that can be acquired using your available Contributions at the prevailing market price.

4.3	Unless RemCo determines otherwise, the Investment Shares will be held on your behalf by the Nominee during the Holding Period.

4.4	You may sell, transfer, assign, charge, pledge or otherwise encumber or dispose of the Investment Shares at any time, but doing so before the expiry of the Holding Period will result in you forfeiting the related Bonus Award.

5.	Bonus Award and Bonus Shares

5.1	If you acquire Investment Shares under the Plan on a Purchase Date, on or as soon as reasonably practicable following that Purchase Date, AZ will grant you a Bonus Award over Bonus Shares.

5.2	A Bonus Award will vest on the Vesting Date over a number of Bonus Shares calculated as follows:

Bonus Percentage X the number of Investment Shares you acquired on the applicable Purchase Date.

5.3	If you sell, transfer, assign, charge, pledge or otherwise encumber or dispose of the Investment Shares to which the Bonus Award relates before the expiry of the Holding Period, your Bonus Award will lapse.

5.4	A Bonus Award will not vest unless the following conditions are satisfied:

(a)	the vesting of a Bonus Award and the issue or transfer of Bonus Shares following such vesting must be lawful in all relevant jurisdictions and in compliance with the applicable listing rules, any relevant share dealing code of AZ, any other relevant UK or overseas regulation or enactment;

(b)	if, on the vesting of a Bonus Award, a Tax Liability would arise by virtue of such vesting and RemCo decides that such Tax Liability shall not be satisfied by the sale of Shares pursuant to Rule 7, then you must have entered into arrangements acceptable to RemCo that the relevant member of the AZ Group will receive the amount of such Tax Liability;

(c)	you have entered into such arrangements as RemCo requires (and where permitted in the relevant jurisdiction) to satisfy a member of the AZ Group’s liability to social security contributions in respect of the vesting of the Bonus Award; and

(d)	where RemCo requires, you have entered into, or agreed to enter into, a valid election under the relevant overseas jurisdiction’s equivalent of Part 7 of ITEPA (Employment income: elections to disapply tax charge on restricted securities).

For the purpose of this paragraph, references to member of the AZ Group include a former member of the AZ Group.

5.5	As soon as practicable after the vesting of a Bonus Award, the number of Bonus Shares in respect of which it has vested, after any sale or withholding of Shares to meet any Tax Liability, will, subject to Rule 7, be transferred to the Nominee to hold on your behalf .

5.6	Notwithstanding any other provision, RemCo may, at any time, determine that a Bonus Award shall not be satisfied by the transfer of Bonus Shares but will be satisfied by the payment to you of a cash sum equal to the Market Value of the Bonus Shares in respect of which a Bonus Award vests on the day of vesting (converted into your relevant payroll currency at an appropriate spot rate) less deductions for Tax Liabilities.

6.	Dividend Shares

6.1	Any dividends (net of any withholding tax) paid on Investment Shares where the record date falls after the Purchase Date will be reinvested in Dividend Shares on such basis as AZ may determine.

6.2	You will have no right to dividends or dividend equivalents in respect of the Bonus Award prior to the Vesting Date. Any dividends (net of any withholding tax) paid on Bonus Shares where the record date falls after the Vesting Date will be reinvested in Dividend Shares on such basis as AZ may determine.

6.3	Dividend Shares will be held by the Nominee on your behalf.

7.	Tax

7.1	If AZ will, or is likely to, incur any Tax Liability in connection with your participation in the Plan then you must enter into arrangements acceptable to any relevant member of the AZ Group to secure that it receives an amount equal to such Tax Liability. If no such arrangement is made then you will be deemed to have authorised AZ to sell or procure the sale of sufficient of the Investment Shares or Bonus Shares subject to a Bonus Award on your behalf to ensure that the relevant member of the AZ Group receives the amount required to discharge such Tax Liability. For the purpose of this paragraph, references to member of the AZ Group include a former member of the AZ Group.

7.2	By accepting an invitation to participate in the Plan, you indemnify AZ and your employer against any Tax Liabilities that may arise in connection with the benefits delivered under the Plan. AZ or your employer may withhold any amount and make any arrangements it considers necessary to meet any Tax Liabilities, which may include the sale on your behalf of any Shares acquired by you under the Plan.

8.	End of Employment

8.1	You may not make further Contributions after the date your Employment ends.

8.2	If your Employment ends because you are dismissed for Gross Misconduct:

8.2.1	any granted but unvested Bonus Awards will lapse and you will cease to have any entitlement to Bonus Shares; and

8.2.2	your accrued but unused Contributions will be used to purchase Investment Shares at the next Purchase Date but you will not be granted a Bonus Award in accordance with Rule 5.

8.3	If your Employment ends for any reason other than because you are dismissed for Gross Misconduct:

8.3.1	the Holding Period attached to any Investment Shares already purchased and held on your behalf by the Nominee will expire on the date your Employment ends;

8.3.2	any granted but unvested Bonus Awards will, subject to Rule 5.3, accelerate and the Bonus Shares will vest on a pro-rated basis according to the proportion of the Vesting Period that has expired on the date your Employment ends; and

8.3.3	your accrued but unused Contributions will be used to purchase Investment Shares at the next Purchase Date, but no Holding Period will apply to such Investment Shares and you will not be granted a Bonus Award in accordance with Rule 5.

8.4	Your Shares will be transferred to you or your nominee as soon as practicable following the date your Employment ends unless you separately agree to hold your Shares through the Nominee designated by AZ.

8.5	For the purposes of this Rule 8, if you are on statutory family-related leave, your Employment will not end until the earlier of the date on which you notify your employer of your intention not to return to work or the date on which you cease to have statutory or contractual rights to return to work.

8.6	If you are resident in China and you end Employment as a result of your death, if a delay in providing the necessary documentation will result in a breach of the Chinese State Administration of Foreign Exchange requirements, your Award shall not be satisfied by the issue or transfer of Shares but will be satisfied by the payment of a cash sum equal to the Market Value of the Shares in respect of which your Award vested under Rule 8.3. (converted into your relevant payroll currency at an appropriate spot rate) less deductions for Tax Liabilities.

9.	Lapse of Awards

9.1	Notwithstanding any other provision of these Rules, all Awards will lapse:

9.1.1	if you are declared bankrupt or are unable to hold an Award by operation of law, or you attempt to transfer, assign, charge or dispose of an Award contrary to Rule 14.3;

9.1.2	to the extent that the Award does not vest in full under Rules 8 or 10.

10.	Change of Control of AZ

10.1	If:

10.1.1	an offeror (alone or with any party acting in concert with the offeror) obtains Control of AZ by making an offer to acquire the whole of the issued ordinary share capital of AZ (or any part of it which is not owned by the offeror and any party acting in concert with the offeror);

10.1.2	the Court sanctions a compromise or arrangement affecting the Shares under section 899 of the Companies Act 2006; or

10.1.3	a resolution is passed for the voluntary winding up of AZ, (each being a Change of Control Event),

the Holding Period in respect of your Investment Shares shall be deemed expired and your Bonus Award shall Vest on the date of the Change of Control Event.

10.2	If a Change of Control Event occurs before the Purchase Date, AZ shall procure the acquisition of Investment Shares on your behalf as soon as reasonably practicable using the Contributions made up to and including the date of the Change of Control Event. AZ will grant you a Bonus Award as soon as reasonably practicable over a number of Bonus Shares (calculated using the method set out in Rule 5.2) and that Bonus Award will Vest on the date of the Change of Control Event.

11.	Amending the Plan and Awards

11.1	If there is a Variation in the equity share capital of AZ, the number and/or the nominal value of the Shares over which an Award is granted will be adjusted as RemCo decides. You will be notified of any adjustment.

11.2	AZ can amend these Rules at any time.

11.3	AZ can adopt additional sections of these Rules applicable in any jurisdiction under which Awards may be subject to additional and/or modified terms and conditions, taking into account any securities, exchange control or taxation laws, which may apply to you, AZ, or any member of the AZ Group. Any additional sections must conform to the basic principles of the Plan.

12.	Source of Shares

12.1	Any Shares you receive as Investment Shares, Bonus Shares or Dividend Shares under the Plan will be Shares that are purchased in the market, and will not be Shares that are treasury shares or are newly issued to you.

13.	Administration

13.1	The Plan will be administered by RemCo which will interpret and construe any provision of the Plan and may adopt any regulations for administering the Plan and any documents it thinks appropriate. The decision of RemCo on any matter concerning the Plan will be final and binding.

13.2	Any communication in connection with the Plan (including any award documentation) can be given electronically by e-mail or on an online portal designed for the purpose or by personal delivery or post, (in the case of a company, to its registered office and in the case of an individual to the individual's last known address) or by any other means which AZ and you use to communicate with each other.

13.3	Any notice under the Plan will be given: (i) if delivered personally, at the time of delivery; (ii) if posted, at 10.00 a.m. on the third business day after it was put into the post; or (iii) if sent by e-mail or any other form of electronic delivery system, at the time of despatch.

14.	General

14.1	You may be required to accept the grant of an Award and agree to its terms, in which case AZ will notify you of this requirement. If you fail to accept an Award and agree to its terms within any time period notified to you, RemCo shall have the discretion to lapse the Award without further notice to you or to apply any additional conditions to the vesting of the Bonus Award or Bonus Shares received on vesting of the Bonus Award as it may determine.

14.2	For the avoidance of doubt, by participating in the Plan, you specifically represent, warrant and acknowledge that you have read and understood the terms and conditions of the Plan, including as set out in Rule 8, which:

14.2.1	states that you shall have no entitlement to damages or other compensation whatsoever arising from, in lieu of, or related to not receiving any Awards which would have vested or been granted after your Employment ends including but not limited to damages in lieu of notice of termination at common law or civil law (as applicable) and you waive such entitlements; and

14.2.2	have the effect that no period of contractual, common law or civil law (as applicable) reasonable notice of termination that, if required pursuant to applicable laws, exceeds your minimum statutory notice of termination period under applicable employment standards legislation (if any), shall be used for the purposes of calculating your entitlement under the Plan.

14.3	By participating and receiving the Awards you further waive any eligibility to receive damages or payment in lieu of any forfeited Awards under the Plan that would have vested or accrued during any contractual, common law or civil law reasonable notice of termination period that, if required pursuant to applicable laws, exceeds your minimum statutory notice of termination period under the applicable employment standards legislation (if any). Your participation in the Plan may be conditional on you agreeing to hold your Shares through the Nominee designated by AZ.

14.4	Your Awards may not be sold, transferred, assigned, charged or otherwise encumbered or disposed of to any person, other than to your personal representatives on your death.

14.5	You must comply with the Dealing Restrictions at all times, including when accepting an invitation to participate in the Plan pursuant to Rule 2.4 and when giving notice to stop your Contributions pursuant to Rule 3.9. Failure to comply with the Dealing Restrictions will invalidate your actions.

14.6	Participation in the Plan is not pensionable and does not form part of your employment contract. Benefits delivered under the Plan do not form part of your salary for any purpose and shall not be taken into account when calculating any payments due in respect of notice, severance, termination, or similar.

14.7	Nothing in the Plan or any document under it will give any person any right to participate in the Plan and the grant of an Award does not create any right or expectation to the grant of an Award in the future. Your rights and obligations under the terms of your office or Employment will not be affected by participation in the Plan or any right which you may have to participate under it.

14.8	By participating in the Plan, you waive all and any rights to compensation or damages under the Plan in consequence of any loss of rights under the Plan as a result of: (i) termination of your office or Employment with a member of the AZ Group for any reason; or (ii) the way in which RemCo or any person to whom RemCo has delegated authority, exercises or does not exercise any discretion under the Plan. Nothing in the Plan or in any document executed under it will give you any right to continue in Employment or will affect the right of any member of the AZ Group to terminate your Employment without liability at any time with or without cause.

14.9	The invalidity or non-enforceability of one or more provisions of the Plan will not affect the validity or enforceability of the other provisions of the Plan, which will remain in full force and effect.

14.10	The Plan was adopted by RemCo on 8 August 2025 and amended on 11 December 2025. The Plan will terminate when revoked by RemCo. Termination of the Plan will not affect your existing Awards.

14.11	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Eligible Employee or member of the AZ Group, and no third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

14.12	These Rules will be governed by and construed in accordance with the laws of England. You, AZ and any member of the AZ Group submit to the jurisdiction of the English courts in relation to anything arising under the Plan. RemCo may determine that another law will apply to the operation of the Plan outside the United Kingdom.

Appendix 1

Definitions and Interpretation

Award means a Bonus Award and/or an award of Investment Shares;

AZ means AstraZeneca PLC (registered number 2723534);

AZ Group means AZ and any subsidiary, holding company or subsidiary of a holding company of AZ (as each term is defined in section 1159 Companies Act 2006);

Base Pay means basic salary or any such remuneration paid or made available by an employing company as determined by the RemCo generally or on an individual country basis;

Bonus Award means an award of Bonus Shares granted or proposed to be granted under Rule 5;

Bonus Percentage means the percentage specified in the invitation to join the Plan to determine the number of Bonus Shares under a Bonus Award relative to the number of Investment Shares acquired;

Bonus Shares means Shares acquired on vesting of a Bonus Award;

Business Day means a day on which the New York Stock Exchange (or, if relevant and if RemCo determines, any stock exchange nominated by RemCo on which the Shares are traded) is open for the transaction of business;

Contribution Period means the period to the Purchase Date during which Contributions may be made to the Plan;

Contributions means Payroll Contributions or Other Contributions;

Control shall have the meaning given in section 995 Income Tax Act 2007;

Dealing Restrictions means AZ’s code for dealing in shares by its directors and applicable employees (as amended from time to time) in accordance with relevant legislation or regulation and any other agreement, arrangement, contract or code adopted or entered into by AZ containing provisions similar in purpose and effect;

DI means a depositary interest issued through CREST representing a beneficial interest in an ordinary share in the capital of AZ;

Eligible Employee means any person who at a Grant Date is:

(a)	an employee of any member of the AZ Group but not an executive director of AZ; and

(b)	satisfies any other conditions specified by the Nominee (if any) in relation to any employee or group of employees;

Employment means employment as an employee of any member of the AZ Group;

Gross Misconduct means, except for participants who are resident of Canada, any act or omission that would entitle AZ to terminate your Employment immediately and with no liability to make any further payment to you (other than in respect of amounts accrued due at the date of termination). For participants who are resident of Canada, Gross Misconduct means (i) the same as ‘Cause’ (or words of like import) in a written employment agreement between you and the applicable AZ Group entity, which contains an enforceable contractual termination provision (the “Employment Agreement”), or (ii) if you are not subject to such an Employment Agreement, (a) if you are employed in Ontario or Nova Scotia, your wilful misconduct, disobedience or wilful neglect of duty that is not trivial and has not been condoned by the applicable AZ Group entity; or (b) if you are employed in any other province in Canada, any other act or omission or series of acts or omissions by you that would, pursuant to applicable law, permit the applicable AZ Group entity to terminate your employment without notice or payment in lieu of notice, including for serious reason.

Holding Period means the period from the Purchase Date to the Vesting Date, or such other period as RemCo may determine which may not be less than three months or more than two years, during which you cannot dispose of the Investment Shares;

Investment Shares means Shares which are acquired on your behalf using your Contributions;

Market Value means, in relation to an ordinary share on any day, an amount equal to the average of the middle market closing prices of a Share (as derived from the New York Stock Exchange Listings Directory) on the three consecutive Dealing Days preceding that day (or such other Dealing Day or Dealing Days as RemCo may decide) or, in the case of a DI, by reference to the average of the equivalent price of a DI as derived from the Daily Official List of the London Stock Exchange plc on trading days as close as possible to those Dealing Days. In the event that the ordinary shares cease to be traded on the New York Stock Exchange and are admitted to trading on a replacement market, references to the New York Stock Exchange shall be construed as references to the equivalent of such replacement market. In the event that DIs cease to be traded on the Main Market of the London Stock Exchange and are admitted to trading on a replacement market, references to the London Stock Exchange shall be construed as references to such replacement market;

Payroll Contributions means regular deductions from Base Pay for the purpose of acquiring Investment Shares;

Nominee means the registered holder of the Investment Shares, Bonus Shares and Dividend Shares appointed by AZ or the AZ Group for the purpose of the Plan;

Other Contributions means monthly cash or other payments for the purpose of acquiring Investment Shares on such terms as the RemCo determines;

Plan means the AstraZeneca SharePlus Plan constituted by these Rules;

Purchase Date means the date(s) specified in the invitation to join the Plan on which Investment Shares will be purchased;

Restricted Person means any person who is classified as a restricted person, a permanent insider, a PDMR, a person with access to inside information or any other person who is restricted from dealing in Shares by any Dealing Restriction;

Rules means the rules of this Plan as set out in this document, and “Rule” shall be construed accordingly;

RemCo means the duly authorised remuneration committee of the board of directors of AZ;

Share means a fully paid ordinary share in the capital of AZ or, where the context requires it, an equivalent number of DIs;

Tax Liabilities means any income tax, national insurance contributions, social security charges or similar taxes or charges imposed in any jurisdiction for which AZ or any member of the AZ Group is required to account;

Variation means a capitalisation issue, rights issue, subdivision, consolidation, reduction, or any other variation in the capital of AZ;

Vesting means you becoming entitled to have the Shares subject to a Bonus Award transferred to you subject to the Plan, and “Vest”, and “Vested” shall be construed accordingly; and

Vesting Date means the date on which a Bonus Award will vest which will, unless the RemCo determines otherwise and provides for such differing Vesting Date in the invitation for any Eligible Employee, be the first anniversary of the Purchase Date, and “Vesting Period” shall be construed accordingly.

Interpretation

Headings are for convenience only. Words in the singular include the plural and vice versa and words importing gender include both genders. Reference to statutory provisions include amendments, extensions or re-enactments and equivalent legislation in any country other than England, and include any regulations or subordinate legislation made under them.

Appendix 2

Schedule for US Participants

This Appendix 2 (“Appendix 2”) modifies the Rules of the Plan in respect of any Awards granted under it to Eligible Employees who are resident in the U.S. or who are otherwise subject to U.S. taxation. Capitalized terms not defined in Appendix 2 will have the same meaning ascribed to them in the Plan and Appendix 1. To the extent there is any conflict between the Plan and Appendix 2, the terms of Appendix 2 shall prevail.

1.	Rule 2.5 shall be deleted and replaced with the following:

“For any Plan Year for which you will be invited to join the Plan, you will be provided with an invitation in the calendar year prior to the calendar year in which such Plan Year begins. If you choose to accept such invitation, you must accept such invitation and elect your monthly Contribution amount and the amount of any Other Contributions, in each case, no later than the end of the calendar year in which you were provided the invitation. Your participation will continue until such time as you notify AZ that you wish to withdraw from the Plan or your Employment ends.”

2.	The following shall be inserted as a new Rule2.3.6:

“the applicable deadline for your election to join the Plan and determine the Contribution amount.”

3.	In Rule 2.3.5, the words “Holding Period (if any)” shall be deleted and replaced by “Holding Period and Vesting Date (if any, in each case)”.

4.	The following sentence shall be appended to the end of the existing Rule 5.5:

“In no event shall the Bonus Shares be so transferred later than the end of the calendar year in which the applicable Vesting Date occurs, notwithstanding any delays contemplated in Rule 5.4. If the RemCo determines that the Bonus Shares cannot be transferred by this deadline, including due to the reasons set forth in Rule 5.4, your Bonus Award will be satisfied by the payment to you of a cash sum equal to the Market Value of the Bonus Shares that vested in that calendar year (converted into your relevant payroll currency at an appropriate spot rate) less deductions for Tax Liabilities.”

5.	Rule 8.4 shall be deleted and replaced with the following:

“If your employment ends, all of your vested Shares will be transferred to you or your nominee as soon as practicable following but no later than the end of the calendar year in which your Employment ends.”

6.	Rule 8.5 shall be deleted and replaced with the following:

“For the purposes of this Rule 8, if you are on an authorized leave of absence pursuant to an AZ policy or a legal entitlement, you will end Employment on the expiration of the six-month term beginning with the first day of such leave of absence, unless (i) you have a statutory or contractual right to return to work following such six-month period, in which case, your Employment will not end until you cease to have such statutory or contractual right, or (ii) you are on leave due to Disability, in which case, your Employment will not end until the earlier of (a) the 29-month anniversary of the start of such leave of absence and (b) the day that you or your employer terminates the employment relationship.”

7.	In Appendix 1 (Definitions) the following definition shall be inserted:

“Disability means any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six months, where such impairment causes you to be unable to perform the duties of your position of employment or any substantially similar position of employment.”

8.	Your Bonus Award shall vest and a new Bonus Award and Bonus Shares will provided in accordance with Rule 10 only if the applicable event described therein also constitutes a “change in control event” under Section 409A of the US Internal Revenue Code of 1986, as it may be amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder (the “Code”). If Rule 10 applies to an event, any Bonus Shares owing to you pursuant to Rule 10 shall be transferred to you or your nominee no later than the end of the calendar year in which the Change of Control Event occurs. If Rule 10 does not apply to an event because such event does not also constitute a “change in control event” under Section 409A of the Code, your Bonus Award will be forfeited upon the Change of Control Event and will not vest, and you will forfeit any right to any Bonus Shares otherwise owed to you pursuant to Rule 10. The purchase of Investment Shares will occur as set forth in Rule 10 regardless of whether the Change of Control Event constitutes a “change in control event” under Section 409A

9.	The following shall be inserted as a new Rule 15:

“15. Section 409A of the Code

15.1	The compensation and benefits under the Plan are intended to comply with the requirements of Section 409A of the Code, and the Plan will be interpreted and administered in a manner consistent with that intent. The preceding provision, however, shall not be construed as a guarantee by AZ of any particular tax effect to you under an Bonus Award. Payment may be accelerated or delayed only if and to the extent that such accelerated or delayed payment is permitted under Section 409A of the Code.

15.2	References to “end of Employment”, “cessation of Employment”, “termination of Employment” and similar terms used in the Plan mean, to the extent necessary to comply with Section 409A of the Code, the date that you first incur a “separation from service” within the meaning of Section 409A of the Code.

15.3	Notwithstanding anything in the Plan to the contrary, if at the time of your separation from service with AZ you are a “specified employee” as defined in Section 409A of the Code, and any payment payable under the Plan as a result of such separation from service is required to be delayed by six months pursuant to Section 409A of the Code, then AZ will make such payment on the date that is six months following your separation from service with AZ. The amount of such payment will equal the sum of the payments that would have been paid to you during the six-month period immediately following your separation from service had the payment commenced as of such date and will not include interest.

15.4	No Bonus Shares issued or payments made in respect of any Bonus Award shall be funded with any assets set aside in a trust or other arrangement in violation of Section 409A(b)(1) of the Code. To the extent any trust is utilized in administration of the Plan, Bonus Awards granted to Eligible Employees who are US taxpayers need not be settled by Shares held in such a trust and such Bonus Awards do not form the basis for any claims or rights with respect to such a trust's assets.

15.5	Bonus Awards under the Plan with respect to Investment Shares purchased with respect to Contributions elected while you are not subject to US federal income taxation but that are paid at a time when you subsequently have become subject to US federal income taxation are intended to be exempt from Section 409A of the Code. This clause will be interpreted consistent with the requirements of Section 409A of the Code, including Section 1.409A-1(b)(8)(ii) of the US Treasury Regulations, as well as any subsequent guidance under Section 409A of the Code.”